UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

TIAA FSB Holdings, Inc. (formerly known as EverBank Financial Corp)
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

29977G102
(CUSIP Number)

J. Keith Morgan Senior Executive Vice President and Chief Legal Officer Teachers Insurance and Annuity Association of America 730 Third Avenue New York, NY 10017-3206 Tel. No.: (212) 490-9000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a Copy to:

John L. Douglas

William L. Taylor

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

June 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person. Teachers Insurance and Annuity Association of America
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 100 (see Item 4)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 100 (see Item 4)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (see Item 4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person (See Instructions) IC

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D (the “Schedule 13D”) amends and supplements the Schedule 13D (the “Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2016 by Teachers Insurance and Annuity Association of America, a New York stock life insurance company (“TIAA” or the “Reporting Person”) with respect to shares of common stock, $0.01 par value per share (the “Common Stock”), of TIAA FSB Holdings, Inc. (formerly known as EverBank Financial Corp), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

On June 9, 2017, the Reporting Person, TCT Holdings, Merger Sub and the Issuer completed the transactions contemplated by the Merger Agreement. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of TCT Holdings. Immediately following the effective time of the Merger (the “Effective Time”), TCT Holdings merged with and into the Issuer, with the Issuer as the surviving entity (the “Holdco Merger”).

Pursuant to the terms of the Voting Agreements, the Voting Agreements terminated in accordance with their terms at the Effective Time.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

At the Effective Time, (1) holders of Common Stock became entitled to receive the Merger Consideration for each share of Common Stock (other than certain excepted shares as described in the Merger Agreement); and (2) holders of Company Preferred Stock became entitled to receive the liquidation preference of $25,000 plus accrued and unpaid dividends on a share of Company Preferred Stock since the last dividend payment date for the Company Preferred Stock to but excluding the date on which the Effective Time occurs less any dividends declared but unpaid, if any, through the Effective Time, in cash without interest for each share of Company Preferred Stock (other than certain excepted shares as described in the Merger Agreement).

The aggregate consideration paid by the Reporting Person in connection with the Merger in respect of the Common Stock was approximately $2.5 billion, without giving effect to related transaction fees and expenses. The Reporting Person funded the Merger with cash on hand including a portion of the net proceeds from an offering of surplus notes in May 2017.

No consideration was paid by the Reporting Person in connection with the Holdco Merger.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

The Merger was consummated on June 9, 2017. Pursuant to the terms of the Voting Agreements, the Voting Agreements terminated in accordance with their terms at the Effective Time on that date.

On June 9, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Holdco Merger Agreement”) with TCT Holdings, which provided that, upon the terms and subject to the conditions set forth therein, the Holdco Merger would occur. The Holdco Merger Agreement was unanimously approved by the Board of Directors and the sole stockholder of each of the Issuer and TCT Holdings. Immediately following the Merger, TCT Holdings merged with and into the Issuer, with the Issuer as the surviving entity in the Holdco Merger. The foregoing description of the Holdco Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Holdco Merger Agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

At the Effective Time, the 100 shares of common stock of Merger Sub that were outstanding immediately prior to the Effective Time were converted into and became 100 shares of common stock of the Issuer.

At the effective time of the Holdco Merger, each share of TCT Holdings that was outstanding immediately prior to the effective time was cancelled, and each share of the Issuer remained unchanged and continued to remain outstanding as a share of common stock of the Issuer.

In connection with the closing of the Merger, the shares of Common Stock that previously traded under the stock symbol “EVER”, ceased trading on, and are being delisted from, the New York Stock Exchange and will be deregistered under the Exchange Act.

In connection with the Merger, each member of the Board of Directors of the Issuer (the “Issuer Board”) resigned from the Issuer Board, including each committee thereof. At the Effective Time, the size of the Issuer Board was reduced to three members, and Kathie J. Andrade, Otha Spriggs and Virginia M. Wilson were appointed as the members of the Issuer Board. In connection with the Holdco Merger, the members of the Issuer Board immediately prior to the Holdco Merger remained the members of the Issuer Board following the effective time of the Holdco Merger.

Immediately following the Effective Time, the officers of the Issuer were removed by the Issuer Board and Janet Acosta, Kathie J. Andrade, Steve Fischer, Jorge Gutierrez, James Hubbard, Brian Lewand, Gerald McCarthy, Jennifer Sisom, Jeffrey Smiley, Andrew C. Svarre, Cherita Thomas, Virginia M. Wilson and W. Blake Wilson were appointed as the officers of the Issuer. In connection with the Holdco Merger, the officers of the Issuer immediately prior to the Holdco Merger remained the officers of the Issuer following the effective time of the Holdco Merger.

In connection with the Merger, the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Merger, became the certificate of incorporation and bylaws of the Issuer at the Effective Time, except that the references to the name of Merger Sub were replaced by “TIAA FSB Holdings, Inc.” In connection with the Holdco Merger, the certificate of incorporation and bylaws of TCT Holdings, as in effect immediately prior to the Holdco Merger, became the certificate of incorporation and bylaws of the Issuer at the effective time of the Holdco Merger, except that the references to the name of TCT Holdings were replaced by “TIAA FSB Holdings, Inc.”

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b).

As a result of the Merger and pursuant to the Merger Agreement, (i) the Reporting Person acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 100% of the outstanding Common Stock; and (ii) the Reporting Person had sole power to vote and dispose of 100% of the Common Stock. Following the Holdco Merger, (i) the Reporting Person continued to hold and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 100% of the outstanding Common Stock; and (ii) the Reporting Person continued to have sole power to vote and dispose of 100% of the Common Stock.

(c)   Except as described in this Amendment No. 1, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A to the Original Schedule 13D has effected any transaction in the Common Stock during the past 60 days.

(d)   To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The first sentence of Item 6 of the Original 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 3 and 4 of the Original 13D and this Amendment No. 1 is incorporated into this Item 6 by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1.	Agreement and Plan of Merger, dated June 9, 2017, between TIAA FSB Holdings, Inc. and TCT Holdings, Inc. (incorporated by reference to Exhibit 2.2 to TIAA FSB Holdings, Inc.’s Current Report on Form 8-K filed June 12, 2017).

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2017

Teachers Insurance and Annuity Association of America

By:	/s/ Paul G. Cellupica
Name: Paul G. Cellupica
Title: Managing Director, General Counsel, Securities